SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. )*

Nivalis Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

65481J109

(CUSIP Number)

David Clark
Deerfield Mgmt, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	65481J109	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,732,412 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,732,412 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,732,412 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.52%
14	TYPE OF REPORTING PERSON* PN

(1) Comprised of 1,124,740 shares held by Deerfield Special Situations Fund, L.P., 402,062 shares held by Deerfield Private Design, L.P., 647,152 shares held by Deerfield Private Design International, L.P., 726,242 shares held by Deerfield Private Design Fund II, L.P., and 832,216 shares held by Deerfield Private Design International II, L.P.

SCHEDULE 13D
CUSIP No.	65481J109	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,124,740
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,124,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,124,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.69%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No.	65481J109	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 647,152
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 647,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 647,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.42%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No.	65481J109	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 726,242
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 726,242
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No.	65481J109	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design International II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 832,216
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 832,216
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.69%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No.	65481J109	Page 7 of 20 Pages

1	NAME OF REPORTING PERSON Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,732,412 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,732,412 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,732,412 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.52%
14	TYPE OF REPORTING PERSON* PN

(2) Comprised of 1,124,740 shares held by Deerfield Special Situations Fund, L.P., 402,062 shares held by Deerfield Private Design, L.P., 647,152 shares held by Deerfield Private Design International, L.P., 726,242 shares held by Deerfield Private Design Fund II, L.P., and 832,216 shares held by Deerfield Private Design International II, L.P.

SCHEDULE 13D
CUSIP No.	65481J109	Page 8 of 20 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,062
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,062
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.75%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No.	65481J109	Page 9 of 20 Pages

1	NAME OF REPORTING PERSON James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,732,412 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,732,412 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,732,412 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.52%
14	TYPE OF REPORTING PERSON* IN

(3)  Comprised of 1,124,740 shares held by Deerfield Special Situations Fund, L.P. 402,062 shares held by Deerfield Private Design, L.P., 647,152 shares held by Deerfield Private Design International, L.P., 726,242 shares held by Deerfield Private Design Fund II, L.P., and 832,216 shares held by Deerfield Private Design International II, L.P.

CUSIP No.	65481J109	Page 10 of 20 Pages

This Schedule 13D is filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) Deerfield Private Design Fund, L.P. (“Deerfield Private Design”), (v) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (vi) Deerfield Private Design Fund II, L.P. (“Deerfield Private Design II”), (vii) Deerfield Private Design International II, L.P. (“Deerfield Private Design International II”) and (viii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Management, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II, the “Reporting Persons”), with respect to the securities of Nivalis Therapeutics, Inc. Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II are collectively referred to herein as the “Funds”).

Item 1.      Security and Issuer.

This Statement on Schedule 13D relates to the shares of Common Stock, $0.001 par value per share (the “Common Stock”) of Nivalis Therapeutics, Inc., a Delaware corporation (the “Company”). The address of the Company's principal executive offices is 3122 Sterling Circle, Suite 200 , Boulder, CO 80301.

Item 2.      Identity and Background.

(a)	This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by the Reporting Persons.

(b)	The address of the principal business and/or principal office of the Reporting Persons is 780 Third Avenue, 37th Floor, New York, New York 10017.

(c)
Flynn is the managing member of the general partner of each of Deerfield Mgmt and Deerfield Management.  Deerfield Mgmt is the general partner of Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II, and  Deerfield Management is the investment manager of each such entity.  Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II purchase, hold and sell securities and other investment products.  Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d)
During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No.	65481J109	Page 11 of 20 Pages

(e)
In September 2013, Deerfield Management voluntarily agreed to settle a Securities and Exchange Commission (“SEC”) inquiry relating to six alleged violations of Rule 105 of Regulation M under the Securities Exchange Act of 1934, as amended, without admitting or denying the SEC’s allegations. The violations allegedly occurred between December 2010 and January 2013. Rule 105 generally prohibits purchasing an equity security in a registered offering if the purchaser sold short the same security during a restricted period (generally defined as five business days before the pricing of the offering). Rule 105’s prohibition applies irrespective of any intent to violate the rule. The settlement involved the payment by Deerfield Management of disgorgement, prejudgment interest and a civil money penalty in the aggregate amount of $1,902,224. Other than as set forth above in this Item 2(e), during the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design II and Deerfield Management are each organized under the laws of the State of Delaware. Each of Deerfield Private Design International and Deerfield Private Design International II is organized under the laws of the British Virgin Islands.  Flynn is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit A.

Item 3.      Source and Amount of Funds or Other Consideration.

Each of Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II utilized available cash assets to acquire the shares of Common Stock held by such entity. The aggregate amount of funds used by each such entity to acquire such shares is set forth below.

Deerfield Private Design Fund, L.P.	$4,670,573
Deerfield Private Design International, L.P.	$7,519,972
Deerfield Private Design Fund II, L.P.	$4,780,172
Deerfield Private Design International II, L.P.	$5,477,696
Deerfield Special Situations Fund, L.P.	$12,925,379

CUSIP No.	65481J109	Page 12 of 20 Pages

Item 4.      Purpose of Transaction.

The Reporting Persons have acquired the shares reported herein for investment purposes.  Prior to the Company’s June 23, 2015 initial public offering, the Reporting Persons had participated in debt and equity financings involving the Company and had acquired shares of Common Stock, Series 1 Preferred Stock (through the conversion of debt it held in the Company) and Series 2 Preferred Stock. In connection with the closing of the Company’s initial public offering, the shares of Series 1 Preferred Stock and Series 2 Preferred Stock beneficially owned by the Reporting Persons converted into shares of Common Stock. In addition, Deerfield Special Situations Fund, Deerfield Private Design II and Deerfield Private Design International II acquired an aggregate of 250,000 shares of Common Stock in the Company’s initial public offering.

Pursuant to the terms of the Company’s second amended and restated voting agreement (the “Voting Agreement”), Jonathan Leff and Howard Furst, M.D., both partners of Deerfield Management, were designated by Deerfield Management to serve on the Company’s board of directors. Although the Voting Agreement terminated upon consummation of the Company’s initial public offering, Mr. Leff and Dr. Furst continue to serve on the Company’s board of directors.

CUSIP No.	65481J109	Page 13 of 20 Pages

Item 5.      Interest in Securities of the Issuer.

(a)
(1)           Deerfield Mgmt

Number of shares:
3,732,412 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II)

Percentage of shares:	25.52%

(2)           Deerfield Management

Number of shares:
3,732,412 (comprised of shares held by Deerfield Special Situations International, Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II))

Percentage of shares:	25.52%

(3)           Deerfield Special Situations Fund

Number of shares: 1,124,740
Percentage of shares: 7.69%

(4)           Deerfield Private Design

Number of shares:  402,062
Percentage of shares: 2.75%

(5)           Deerfield Private Design International

Number of Shares:  647,152
Percentage of Shares:  4.42%

(6)           Deerfield Private Design II

Number of Shares:  726,242
Percentage of Shares:  4.97%

(7)           Deerfield Private Design International II

Number of Shares:  832,216
Percentage of Shares:  5.69%

CUSIP No.	65481J109	Page 14 of 20 Pages

(8)           Flynn

Number of shares:
3,732,412 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II)

Percentage of shares:	25.52%

(b)

(1)           Deerfield Mgmt

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   3,732,412
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   3,732,412

(2)           Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  3,732,412
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  3,732,412

(3)           Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,124,740
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,124,740

 (4)           Deerfield Private Design

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  402,062
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  402,062

(5)           Deerfield Private Design International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  647,152
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  647,152

(6)           Deerfield Private Design II

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  726,242
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  726,242

CUSIP No.	65481J109	Page 15 of 20 Pages

(7)           Deerfield Private Design International II

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  832,216
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  832,216

(8)           Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  3,732,412
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  3,732,412

Flynn is the sole member of the general partner of each of Deerfield Mgmt and Deerfield Management.  Deerfield Mgmt is the general partner, and Deerfield Management is the investment advisor, of Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II.

(c)  On June 23, 2015, in connection with the closing of the Company’s initial public offering, all shares of Series 1 Preferred Stock and Series 2 Preferred Stock were automatically converted into shares of Common Stock on a basis of  1 share of Common Stock for 2.889 shares of Preferred Stock basis. The number of shares of Common Stock acquired by the Reporting Persons upon such conversion is:

Deerfield Private Design	319,852
Deerfield Private Design International	514,699
Deerfield Special Situations Fund	830,590
Deerfield Private Design II	658,576
Deerfield Private Design International II	754,677

In addition, in connection with the Company’s initial public offering, Deerfield Special Situations Fund, Deerfield Private Design II and Deerfield Private Design International II acquired, for $14.00 per share, 104,795, 67,666 and 77,539 shares, respectively.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms of an Investors’ Rights Agreement, dated November 18, 2014, between the Company and certain holders of Common Stock, Series 1 Preferred Stock and Series 2 Preferred Stock, holders of such securities at the time of execution of the agreement (including the Funds) are entitled to rights with respect to the registration of their Common Stock under the Securities Act of 1933, as amended.

CUSIP No.	65481J109	Page 16 of 20 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated as of December 5, 2011 by and among the Reporting Persons.*

Exhibit 99.2
Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 with regard to Avalanche Biotechnologies, Inc. filed with the Commission on July 30, 2014 by Deerfield Mgmt, Deerfield Mgmt III, L.P.; Deerfield Management Company, L.P.; Deerfield International Limited; Deerfield Special Situations Fund, L.P.; Deerfield Special Situations International Master Fund, L.P., Deerfield Private Design Fund II, L.P. and James E. Flynn).

* Filed herewith.

CUSIP No.	65481J109	Page 17 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2015

DEERFIELD MGMT, L.P.

By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:  Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:  Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:  Attorney-in-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:  Attorney-in-Fact

CUSIP No.	65481J109	Page 18 of 20 Pages

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:  Attorney-in-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:  Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:  Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:  Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

CUSIP No.	65481J109	Page 19 of 20 Pages

Schedule A

General Partner of Deerfield Mgmt, L.P.

The general partner of Deerfield Mgmt is J.E. Flynn Capital LLC.  The address of the principal business and/or principal office of Deerfield Mgmt and J.E. Flynn Capital LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Special Situations Fund,
Deerfield Private Design, Deerfield Private Design International,
Deerfield Private Design II and Deerfield Private Design International II

The general partner of Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II is Deerfield Mgmt.  The address of the principal business and/or principal office of Deerfield Capital and Deerfield Special Situations LP is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC.  The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.